UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Reata Pharmaceuticals, Inc.
 (Name of Issuer)

Class A Common Stock, $0.001 par value per share
 (Title of Class of Securities)

75615P103
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 75615P103		Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS.
CPMG, INC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,161,180 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,161,180 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,161,180 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.0% (2)

14	TYPE OF REPORTING PERSON:
CO

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13-3d(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103		Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS.
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
339,919 (1)

	8	SHARED VOTING POWER
3,216,866 (1)

	9	SOLE DISPOSITIVE POWER
306,702 (1)

	10	SHARED DISPOSITIVE POWER
3,250,083 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,556,785 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7% (2)

14	TYPE OF REPORTING PERSON:
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13-3d(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103		Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS.
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
249,412 (1)

	8	SHARED VOTING POWER
3,246,775 (1)

	9	SOLE DISPOSITIVE POWER
216,195 (1)

	10	SHARED DISPOSITIVE POWER
3,279,992 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,496,187 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3% (2)

14	TYPE OF REPORTING PERSON:
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock.

(2) This percentage has been calculated in accordance with Rule 13-3d(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

Page 5 of 16 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Reata Pharmaceuticals, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2801 Gateway Drive, Suite 150, Irving, TX 75063.  This Amendment No. 7 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016, as amended by Amendment No. 1, filed with the SEC on June 28, 2016,  Amendment No. 2, filed with the SEC on July 1, 2016, Amendment No. 3, filed with the SEC on August 9, 2016, Amendment No. 4, filed with the SEC on August 19, 2016, Amendment No. 5, filed with the SEC on December 6, 2016, and Amendment No. 6, filed with the SEC on December 20, 2016  (collectively, the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Schedule 13D.   This Amendment No. 7 is being filed to report that CPMG entered into a 10b5-1 Plan (defined herein) to purchase Shares, and also reports Shares purchased since the filing of Amendment No. 6.

Item 3.	Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The purchases of Shares reported herein were made using funds from the working capital of the CPMG Funds that acquired the Shares.  A total of $204,037.92 was paid to acquire the 9,392 Shares purchased since the filing of Amendment No. 6 to the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On December 30, 2016, CPMG entered into an Automatic Share Purchase Plan Agreement (the “10b5-1 Plan”) with Cantor Fitzgerald & Co. (“Cantor”) intended to comply with the requirements of Rules 10b5-1(c) and 10b-18 under the Act.  Pursuant to the 10b5-1 Plan, CPMG authorized Cantor to purchase Shares in accordance with the instructions set out in the 10b5-1 Plan, during the period from January 3, 2017 through March 31, 2017, inclusive, and subject to certain price restrictions.

Item 5.	Interest in Securities of the Issuer

Item 5 (a, b) of the Schedule 13D is hereby amended by adding the following:

(a, b) As of January 3, 2017, CPMG may be deemed to be the beneficial owner of 3,161,180 Shares (approximately 31.0% of the total number of Shares outstanding).  This amount includes 1,926,034 Shares and 1,235,146 Shares obtainable upon conversion of Class B Shares.  These Shares are held for the following accounts:

(A)	160,265 Shares and 307,776 Shares obtainable upon conversion of Class B Shares held for the account of Kestrel Fund;
(B)	280,500 Shares and 12,826 Shares obtainable upon conversion of Class B Shares held for the account of Willet Fund;

SCHEDULE 13D

Page 6 of 16 Pages

(C)	11,076 Shares and 123,279 Shares obtainable upon conversion of Class B Shares held for the account of CD Fund;
(D)	109,415 Shares and 150,186 Shares obtainable upon conversion of Class B Shares held for the account of Mallard Fund;
(E)	333,533 Shares and 638,338 Shares obtainable upon conversion of Class B Shares held for the account of Yellow Warbler;
(F)	134 Shares and 1,490 Shares obtainable upon conversion of Class B Shares held for the account of Redbird Life Sciences Partners;
(G)	53,269 Shares held for the account of Blackwell Account;
(H)	37,909 Shares held for the account of Crested Crane;
(I)	63,481 Shares held for the account of Flamingo Fund;
(J)	230,852 Shares held for the account of Gallopavo;
(K)	310,747 Shares held for the account of Roadrunner Fund;
(L)	334,740 Shares held for the account of Sandpiper Fund; and
(M)	113 Shares and 1,251 Shares obtainable upon conversion of Class B Shares held directly by CPMG.

As of January 3, 2017, Mr. McGaughy may be deemed to be the beneficial owner of  3,556,785 Shares (approximately 33.7% of the total number of Shares outstanding).  This amount includes 1,958,648 Shares and 1,598,137 Shares obtainable upon conversion of Class B Shares, held as follows:

(A)	3,161,180 Shares beneficially owned by CPMG, over which Mr. McGaughy and Mr. Traweek share voting and investment control;
(B)	25,004 Shares and 278,309 Shares obtainable upon conversion of Class B Shares held by Mr. McGaughy, over which he has sole voting and investment control;
(C)	4,591 Shares and 51,095 Shares obtainable upon conversion of Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy;
(D)	280 Shares and 3,109 Shares obtainable upon conversion of Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control; and
(E)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. McGaughy has sole voting control and shared investment control with the donee.

As of January 3, 2017, Mr. Traweek may be deemed to be the beneficial owner of 3,496,187 Shares (approximately 33.3 % of the total number of Shares outstanding).  This amount includes 1,953,653 Shares and 1,542,534 Shares obtainable upon conversion of Class B Shares, held as follows:

(A)	3,161,180 Shares beneficially owned by CPMG, over which Mr. Traweek and Mr. McGaughy share voting and investment control;
(B)	35 Shares and 380 Shares obtainable upon conversion of Class B Shares held by Mr. Traweek, over which he has sole voting and investment control;
(C)
16,645 Shares and 185,263 Shares obtainable upon conversion of Class B Shares held by JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner and has sole voting and investment control;

(D)
7,056 Shares and 78,539 Shares obtainable upon conversion of Class B Shares held by 1 Thessalonians 5:18 Trust, of which Mr. Traweek is trustee and has shared voting and investment control with Emily W. Traweek;

SCHEDULE 13D

Page 7 of 16 Pages

(E)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Esme Grace McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control;
(F)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Mary Frances McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control; and
(G)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. Traweek has sole voting control and shared investment control with the donee.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (1) 8,949,660 Shares outstanding as of November 30, 2016 (as reported in the Issuer’s S-1, filed with the SEC on December 6, 2016), and (2) the number of Shares the Reporting Person has the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis

(c) Please refer to Exhibit J of this Schedule 13D for transactions in the Shares since the most recent filing of Amendment No. 6 to the Schedule 13D on December 20, 2016, including the transaction date, number of Shares acquired or disposed of, price per Share (and, if weighted average price per Share, the range of prices), identity of the person that effected the transaction, and where and how the transaction was effected.

(d) Certain persons identified in Items 2 and 4 of the Schedule 13D are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Yellow Warbler and Kestrel Fund relates to more than 5 percent of the class of Shares.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 7 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit J:	Schedule of Transactions

Exhibit K:	Form of Automatic Share Purchase Plan Agreement

SCHEDULE 13D

Page 8 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

January 4, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 9 of 16 Pages

EXHIBIT J

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Price per Share
Mallard Fund, LP	December 30, 2016	Open Market	1,130	$21.7247	(1)
Yellow Warbler, LP	December 30, 2016	Open Market	512	$21.7247	(1)
Crested Crane, LP	December 30, 2016	Open Market	220	$21.7247	(1)
Flamingo Fund, LP	December 30, 2016	Open Market	480	$21.7247	(1)
Gallopavo, LP	December 30, 2016	Open Market	1,730	$21.7247	(1)
Roadrunner Fund, LP	December 30, 2016	Open Market	2,810	$21.7247	(1)
Sandpiper Fund, LP	December 30, 2016	Open Market	2,510	$21.7247	(1)

1. This price reflects the weighted average purchase price for open-market purchases on December 30, 2016, within a $1.00 range. The actual prices for these transactions range from $21.62 to $21.75, inclusive. The Reporting Person undertakes to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price within the ranges set forth in this footnote (1) to this Schedule of Transactions.

SCHEDULE 13D

Page 10 of 16 Pages

EXHIBIT K
AUTOMATIC SHARE PURCHASE PLAN AGREEMENT

THIS AGREEMENT is made this ______ day of _____, 2016.

BETWEEN:

[_______________], a corporation formed and organized under the laws of the State of [_______] (“Insider”)

- and -

CANTOR FITZGERALD & CO., a partnership formed and organized under the laws of New York, (“Broker” or “CF&Co.”)

RECITALS:

A.	Insider wishes to implement an automatic share purchase plan (the “Plan”) under which Insider may acquire Common Shares.

B.	Insider will engage Broker to act as its broker in respect of the purchase of Common Shares in accordance with the Plan.

C.
In order to dispel any inference that Insider is purchasing Common Shares under the Plan when in possession of material non-public information and to facilitate the purchase of Common Shares under the Plan during a quarterly insider trading blackout period instituted by Insider, Insider and Broker have determined that it is advisable that they enter into this agreement (the “Agreement”).

THEREFORE, Insider and Broker (collectively, the “Parties”) agree as follows:

1.
The Parties agree that this Agreement establishes a Plan in compliance with the requirements of Rules 10b5-1(c)(1)(i)(B) and 10b-18 under the Securities Exchange Act of 1934 (the “SEA”) and this Plan shall be interpreted to comply with, and each party shall comply with, the requirements of Rule 10b5-1(c) and 10b-18 under the SEA.  Without limiting the foregoing, (a) the Purchaser acknowledges and agrees that it may not attempt to exercise any subsequent influence over how, when or whether to effect purchases of the Common Shares pursuant to the terms of this Agreement nor may it enter into or alter any corresponding or hedging transaction or position with respect to the Common Shares covered by this Agreement; and (b) Broker agrees that no person who exercises influence, directly or indirectly, on its behalf in effecting purchases of the Common Shares pursuant to the terms of this Plan may do so while aware of any material non-public information relating to the Common Shares.

2.
Effective on _____________, ____, Broker is authorized to purchase Common Shares pursuant to the Plan on the open market and/or in block purchases in accordance with the instructions set out in Schedule A (the “Purchase Instructions”) and otherwise subject to the restrictions set forth in this Agreement.  Broker shall be entitled to a commission of ____ per Common Share purchased.  All purchases of Common Shares under this Agreement shall be made in accordance with the Purchase Instructions, any applicable securities laws and regulations, and the rules, policies and procedures of the markets where the transactions are placed.

SCHEDULE 13D

Page 11 of 16 Pages

3.
Broker agrees that it shall effect all purchases in accordance with the Purchase Instructions, and all purchases shall be made at the prevailing market prices, pursuant to the limitations stated in the Purchase Instructions,

4.
Broker shall not consult with Insider regarding any purchases of Common Shares to be made pursuant to this Agreement and Insider shall not seek to control or influence or disclose to Broker any information concerning Insider or its securities that might influence the execution by Broker of the Purchase Instructions.

5.	(i) This Agreement shall become effective as of the Effective Date and shall terminate on the earliest of:

(a)	5:00 p.m. (New York time) on ______________________;

(b)	the date on which a total of _______________worth of Common Shares have been purchased under the Plan;

(c)	the terms set forth in the Purchase Instructions have been met; and

(d)	the date that is 1 trading day after the date on which Insider notifies Broker in writing that this Agreement shall terminate.

(ii) Additionally, upon the occurrence of any of the following events (each a “Default”), this Agreement shall immediately terminate upon:

(a)	Insider’s dissolution, liquidation, insolvency, receivership, or voluntary or involuntary bankruptcy;

(b)	the institution of proceedings for Insider’s dissolution, liquidation, insolvency, receivership, or voluntary or involuntary bankruptcy;

(c)	any assignment for the benefit of Insider’s creditors;

(d)	any levy against, seizure, assignment or sale of any substantial part of Insider’s property by or for any creditor or governmental agency; or

(e)	any similar event, act or omission, taken by or against Insider.

(iii) Notwithstanding anything herein to the contrary, this Agreement shall terminate if, at any time, any trade contemplated hereunder shall result in a violation or adverse consequence under the applicable securities laws.

6.	Insider represents and warrants to Broker that:

(a)	As of the date of this Agreement, it has no knowledge of a material fact or material change with respect to Insider that has not been generally disclosed;

(b)	As of the date of this Agreement, it is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent Broker from acting upon the Purchase Instructions;

SCHEDULE 13D

Page 12 of 16 Pages

(c)	It is entering into this Agreement in good faith and not as part of any scheme to evade insider trading prohibitions; and

(d)
All necessary corporate action on the part of Insider has been taken to authorize the entering into of this Agreement and this Agreement constitutes a valid and binding obligation of Insider enforceable against it in accordance with its terms.

7.	Market Disruptions, Restrictions, etc.

(a)
Insider shall notify Broker as soon as reasonably practicable if it becomes subject to any legal, regulatory or contractual restriction that would prohibit Broker from making purchases under this Plan (it being understood the Insider becoming aware of material, non-public information shall not constitute such a restriction), and, in such a case, the Insider and Broker shall cooperate to amend or otherwise revise this Plan to take account of such legal, regulatory or contractual restriction(provided that neither party shall be required to take any action that would be inconsistent with the requirements of Rule 10b-5, Rule 10b5-1(c)or Rule 10b-18 under the SEA).

(b)
Insider understands that Broker may not be able to effect a purchase due to a market disruption or a legal, regulatory or contractual restriction applicable to Broker.  If any purchase cannot be executed as required by this Agreement due to a market disruption or legal, regulatory or contractual restriction applicable to Broker, Broker agrees, subject to Section 5, to refrain from making such purchase at such time and to effect such purchase as promptly as practical after the cessation or termination of such market disruption or applicable restriction.

(c)	Broker agrees not to purchase Common Shares under this Plan after the Plan is terminated under Section 5.

(d)
If applicable, the terms of this Agreement shall be adjusted automatically on a proportionate basis to address any stock split, reverse stock split or stock dividend with respect to the Common Shares, or any change in the capitalization of the Insider that occurs during the term hereof.

(e)	If applicable, any fractional number of shares of Common Shares calculated pursuant the terms hereof shall be rounded down to the closest whole number.

8.	Indemnification and Limitation on Liability.

(a)
Insider agrees to indemnify and hold harmless Broker (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including reasonable attorneys’ fees and costs) arising out of or attributable to:  (i) any material breach by the Insider of this Plan (including Insider representations and warranties), and (ii) any violation by Insider of applicable laws or regulations; provided, however, that Insider shall have no indemnification obligations in the case of gross negligence or willful misconduct of the Broker or any other indemnified person.  This indemnification shall survive the termination of this Plan.

(b)
Notwithstanding any other provision herein, neither party shall be liable to the other for:  (i) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages or any kind, including but not limited to lost profits, lost savings, or loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (ii) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God”.

SCHEDULE 13D

Page 13 of 16 Pages

(c)
Insider acknowledges and agrees that Broker has not provided Insider with any tax, accounting or legal advice with respect to this Plan, including whether Insider would be entitled to any affirmative defenses.

9.
This Agreement may only be amended or terminated pursuant to paragraph 5 above by writing signed by the Parties; provided, however, that any such amendment or termination shall only be permitted if at the time of such amendment or termination Insider has no knowledge of a material fact or material change with respect to Insider that has not been generally disclosed. Any amendment made pursuant to this paragraph 9 shall be effective one trading day after the date on which the Parties agree to such amendment.

10.
Broker will provide Insider, at the end of each day on which Common Shares are purchased by Broker under the Plan, with all relevant information regarding such purchases as may be necessary to enable Insider to comply with its reporting and other obligations under applicable securities laws, including: the number of Common Shares purchased in each trade and the price(s) paid.

11.	Neither of the Parties may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the other.

12.	This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors (including any successor by reason of amalgamation) and permitted assigns.

13.
The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each of the Parties shall provide such further documents or instruments required by any other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

14.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to any conflicts of laws principles thereof.

15.
THIS AGREEMENT AND ANY CLAIM OR DISPUTE OF ANY KIND OR NATURE WHATSOEVER ARISING OUT OF, OR RELATING TO, THIS LETTER AGREEMENT OR BROKER’S ENGAGEMENT HEREUNDER, DIRECTLY OF INDIRECTLY (INCLUDING ANY CLAIM CONCERNING ADVICE PROVIDED PURSUANT TO THIS AGREEMENT), SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

SCHEDULE 13D

Page 14 of 16 Pages

16.
The Parties each hereby irrevocably waive all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this letter agreement. In addition, the Parties each hereby irrevocably submits to the jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the Borough of Manhattan, The City of New York in respect of the interpretation and enforcement of the terms of this letter agreement, and in respect of the transactions contemplated hereby, and each hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this letter agreement may not be enforced in or by such courts, and the Parties each hereby irrevocably agrees that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court.  Each of the Parties waives all right to trial by jury in any action, suit, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Broker pursuant to, or the performance by Broker. of the services contemplated by, this Agreement.

17.	This Agreement may be executed by the Parties in counterparts and may be delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

[Signature Page Follows]

SCHEDULE 13D

Page 15 of 16 Pages

IN WITNESS OF WHICH the Parties have executed this Agreement.

[_______________]

By:
Name:
Title:

CANTOR FITZGERALD & CO.

By:
Name:
Title:

[signature page to Automatic Share Purchase Plan – [ticker] – [DATE]]

SCHEDULE 13D

Page 16 of 16 Pages

SCHEDULE A
PURCHASE INSTRUCTIONS

Broker shall effect Purchases of up to an aggregate of $_____________ worth of Common Shares (the “Plan Maximum”) under the Plan, in accordance with the following instructions:

Purchase Period

Broker shall effect purchases of Common Shares during the period from ________, 2016 through ________, 2016 (inclusive) (the “Purchase Period”).

Shares to be Purchased during Purchase Period

Purchases in Accordance with Daily Guidelines

In accordance with the Plan, Broker shall purchase Common Shares on each day during the Purchase Period on which the [________________] (the “Exchange”) is open for trading and the Common Shares trade regular way on the Exchange (each, a “Trading Day”) in such quantities and at such limit prices as are set forth in the table below.

[PRICE GUIDELINES]	[DATE GUIDELINES]	[LIMIT GUIDELINES]
[_______________]	[_______________]	[_______________]